Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated October 6, 2025
Registration No. 333-271553

Pricing Term Sheet
T-MOBILE USA, INC.
$2,800,000,000
4.625% Senior Notes due 2033 (the “2033 Notes”)
4.950% Senior Notes due 2035 (the “2035 Notes”)
5.700% Senior Notes due 2056 (the “2056 Notes” and, together with the 2033 Notes and the 2035 Notes, the “Notes”)

Pricing Supplement, dated October 6, 2025, to Preliminary Prospectus Supplement, dated October 6, 2025 (the “Preliminary Prospectus Supplement”), of T-Mobile USA, Inc. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined herein have the meanings given them in the Preliminary Prospectus Supplement.

	2033 Notes	2035 Notes	2056 Notes

Principal Amount:	$800,000,000	$1,000,000,000	$1,000,000,000

Title of Securities:	4.625% Senior Notes due 2033	4.950% Senior Notes due 2035	5.700% Senior Notes due 2056

Final Maturity Date:	January 15, 2033	November 15, 2035	January 15, 2056

Public Offering Price:	99.875% of principal amount, plus accrued and unpaid interest, if any, from October 9, 2025	99.663% of principal amount, plus accrued and unpaid interest, if any, from October 9, 2025	99.326% of principal amount, plus accrued and unpaid interest, if any, from October 9, 2025

Coupon:	4.625%	4.950%	5.700%

Yield-to-Maturity:	4.642%	4.992%	5.745%

Spread over Reference Treasury:	+70 bps	+83 bps	+98 bps

Reference Treasury:	3.875% UST due September 30, 2032	4.250% UST due August 15, 2035	4.750% UST due May 15, 2055

Reference Treasury Yield:	3.942%	4.162%	4.765%

Gross Proceeds Before Expenses:	$799,000,000	$996,630,000	$993,260,000

Net Proceeds Before Expenses:	$796,600,000	$992,880,000	$986,260,000

CUSIP/ISIN Numbers:	CUSIP: 87264A DW2 ISIN: US87264ADW27	CUSIP: 87264A DX0 ISIN: US87264ADX00	CUSIP: 87264A DY8 ISIN: US87264ADY82

Terms Applicable to All Notes

Issuer:	T-Mobile USA, Inc., a Delaware corporation

Optional Redemption:
Prior to the applicable Par Call Date with respect to each series of Notes, the Issuer may redeem the Notes of such series at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(i)
100% of the principal amount of the Notes to be redeemed; and

(ii)
(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming that such Notes matured on their applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 15 basis points in the case of the 2033 Notes, 15 basis points in the case of the 2035 Notes and 15 basis points in the case of the 2056 Notes less (b) unpaid interest accrued to the date of redemption (any excess of the amount described in this bullet point over the amount described in the immediately preceding bullet point, the “Make-Whole Premium”);

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the applicable Par Call Date with respect to each series of Notes, the Issuer may redeem the Notes of such series, in whole or in part, at any time or from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

“Par Call Date” with respect to the applicable Series means:

Series	Par Call Date
2033 Notes	November 15, 2032
2035 Notes	August 15, 2035
2056 Notes	July 15, 2055

Interest Payment Dates:
January 15 and July 15, commencing July 15, 2026 in the case of the 2033 Notes

May 15 and November 15, commencing May 15, 2026 in the case of the 2035 Notes

January 15 and July 15, commencing July 15, 2026 in the case of the 2056 Notes

Record Dates:	January 1 and July 1 in the case of the 2033 Notes May 1 and November 1 in the case of the 2035 Notes January 1 and July 1 in the case of the 2056 Notes

Underwriters:
Joint Book-Running Managers:
Barclays Capital Inc.
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
Wells Fargo Securities, LLC
BNP Paribas Securities Corp.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Commerz Markets LLC
Credit Agricole Securities (USA) Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Santander US Capital Markets LLC
SMBC Nikko Securities America, Inc.
SG Americas Securities, LLC
TD Securities (USA) LLC
Truist Securities, Inc.
UBS Securities LLC
U.S. Bancorp Investments, Inc.

Co-Managers:
ING Financial Markets LLC
NatWest Markets Securities Inc.
PNC Capital Markets LLC
Scotia Capital (USA) Inc.

Trade Date:	October 6, 2025

Settlement Date:
October 9, 2025 (T+3)

We expect that delivery of the Notes will be made to investors on or about October 9, 2025, which will be the third business day following the date of this pricing supplement (such settlement being referred to as “T+3”).  Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes more than one business day prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Form of Offering:	SEC Registered (Registration No. 333-271553)

Denominations:	$2,000 and integral multiples of $1,000

The Issuer has filed a registration statement (Registration No. 333-271553) (including a Prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the Prospectus in that registration statement, the related Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC, for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you the Prospectus and related Preliminary Prospectus Supplement if you request it by contacting Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at: +1 (888) 603-5847 or by email at Barclaysprospectus@broadridge.com;  Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at +1 (800) 831-9146 or by email at prospectus@citi.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at +1 (866) 471-2526 or by e-mail at prospectus-ny@ny.email.gs.com; or Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attention: WFS Customer Service, by telephone (toll-free) at 1-800-645-3751 or by email at wfscustomerservice@wellsfargo.com.

No PRIIPs KID: Not for retail investors in the European Economic Area (“EEA”) or the United Kingdom. No PRIIPs key information document (“KID”) has been prepared as not available to retail in EEA or the United Kingdom.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded.  Such disclaimers and other notices were automatically generated as a result of this communication being sent via Bloomberg or another communication system.